Exhibit 99.2

WORK Medical Technology Group Participated in 2026 CBA-China Annual Conference

Deepening Engagement with the Global Biopharmaceutical Community

Auckland, New Zealand, June 5, 2026 (GLOBE NEWSWIRE) -- WORK Medical Technology Group LTD (Nasdaq: WOK) (“WORK Medical”, the “Company” or “we”), a supplier of medical devices in China,,today announced its participation as a partner and exhibitor at the 2026 CBA-China Annual Conference (the “Conference”), held on May 8 to 10, 2026 in Wuxi, Jiangsu Province, China. The Conference was organized by the Chinese Biopharmaceutical Association China Branch (CBA-China) and co-hosted by BioValley, bringing together hundreds of scientists, entrepreneurs, and industry leaders from across the global biopharmaceutical sector.

As a partner of the Conference, WORK Medical engaged with senior experts from North America, Europe, and the Asia-Pacific region throughout the three-day event. Discussions focused on global supply chain collaboration, the application of artificial intelligence (“AI”) technologies in life sciences, and opportunities for cooperation involving multimodal AI models in clinical research and translation.

The Company’s participation extended beyond showcasing its medical hardware and consumables business. WORK Medical also highlighted its strategic positioning as a participant in the “AI+Digital Healthcare” sector, demonstrating its evolving focus on AI-driven data enablement and digital asset operations. The Company intends to leverage this engagement to establish high-value strategic partnerships with global industry professionals in areas including joint technology development and digital asset management.

WORK Medical’s participation in the Conference reflects the Company’s broader strategy of expanding its presence within international professional networks and strengthening its global industry relationships. The Company views active engagement with the global biopharmaceutical community as an important component of its international growth strategy, providing insight into emerging clinical needs and facilitating the development of cross-border partnerships that may support its future innovation initiatives.

Management Commentary

Mr. Wu Shuang, Chief Executive Officer and Chairman of WORK Medical, commented: “The CBA-China Annual Conference serves as an important platform connecting China’s biopharmaceutical sector with the global scientific community. As a Nasdaq-listed company, WORK Medical views continued engagement with leading international medical professionals as an important element of our globalization strategy. Through participation in this event, we aim to strengthen our presence within the international professional community, deepen our relationships with industry leaders and gain valuable insight into evolving global healthcare trends. We believe these interactions will support our efforts to identify future collaboration opportunities and advance our long-term growth strategy.”

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 23 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s annual report on Form 20-F and other documents filed by the Company with the U.S. Securities and Exchange Commission. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com